SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                          CELL POWER TECHNOLOGIES, INC.
                                (Name of Issuer)

                           COMMON STOCK, NO PAR VALUE
                         (Title of Class of Securities)


                                   87305U102
                                 (CUSIP Number)

                                Jacob Herskovits
                                1428 36th Street
                            Brooklyn, New York 11218
                                 (718) 436-7931
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                NOVEMBER 6, 2003
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.| |.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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2

CUSIP NO. 87305U102
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1     NAMES OF REPORTING PERSONS

      Jacob Herskovits

      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) NA
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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a) |_|
                                                                        (b) |_|
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3     SEC USE ONLY

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4     SOURCE OF FUNDS

      PF
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5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States of America
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                  7     SOLE VOTING POWER

                        15,000,000
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING             15,000,000
   PERSON
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      15,000,000

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12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES   |_|

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13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      51.8%

--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      IN
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                                       3

ITEM 1. SECURITY AND ISSUER

         Class of Securities: Common Stock, no par value (the "Common Stock")

         Name and Address of Issuer: Cell Power Technologies, Inc. (the "Company"), 1428 36TH Street, Brooklyn, New York 11218.

ITEM 2. IDENTITY AND BACKGROUND

(a), (b), (c) and (f)

         This Schedule 13D is being filed by Jacob Herskovits. Mr. Herskovits' business address is Cell Power Technologies, Inc., 1428 36th Street, Brooklyn, New York 11218.

         The Reporting Person is principally employed as President of the Company. The Reporting Person also serves as the sole director of the Company.

         The Reporting Person is a citizen of the United States of America.

(d) and (e)

         During the past five years, the Reporting Person has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The source of funding for the purchase by the Reporting Person of the shares of Common Stock of the Company was personal funds of the Reporting Person.

ITEM 4. PURPOSE OF TRANSACTION.

         All of the shares of Common Stock reported herein were acquired for investment purposes.

         The Reporting may acquire or dispose of securities of the Company, including shares of Common Stock, directly or indirectly, in open-market or privately negotiated transactions, depending upon his evaluation of the performance and prospects of the Company, and upon other developments and circumstances, including, but not limited to, general economic and business conditions and stock market conditions.

         Except for the foregoing, the Reporting Person does not have any present plans or proposals which relate to or would result in any of the actions or events described in paragraphs (a) through (j) of Item 4 of Schedule 13D. However, the Reporting Person retains his right to modify his plans with respect to the transactions described in this Item 4, to acquire or dispose of securities of the Company and to formulate plans and proposals which could result in the occurrence of any such events, subject to applicable laws and regulations.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a) and (b)

         The Reporting Person is the beneficial owner of 15,000,000 shares of Common Stock (not including 500,000 shares subject to options to purchase Common Stock issued in November 2003 and scheduled to vest ratably over the succeeding five years), which constitutes approximately 51.8% of the total shares of Common Stock outstanding. The Reporting Person has sole voting and investment power with respect to all of the shares of Common Stock reported on herein.

         The number of shares of Common Stock beneficially owned by the Reporting Person and the percentage of outstanding shares represented thereby, have been computed in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended. The ownership reported is based on 28,950,000 outstanding shares of Common Stock outstanding as of May 21, 2004.

         (c) (i) On November 6, 2003, the Reporting Person acquired 15,000,000 shares of Common Stock in connection with the acquisition by the Company of all of the outstanding membership interests of Cell Power Technologies, LLC, a Delaware limited liability company ("Cell Power") pursuant to the Share Exchange Agreement dated as of October 31, 2003, entered into by the Company (then known as "e-The Movie Network, Inc.") and Cell Power.

         (ii) In connection with an employment agreement entered into by the Company and the Reporting Person in November 2003 pursuant to which the Reporting Person is employed as the Company's President, the Company issued to the Reporting Person an option to purchase 500,000 shares of the Company's Common Stock, at a per share exercise price of $0.50. The option is to vest ratably over five years from the date of grant.

         (d) and (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH REGARD TO THE ISSUER.

         Other than as described in this Schedule 13D, the Reporting Person as contracts, arrangements, understandings or relationships with any other person with respect to any securities of the Company.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         None

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                                       5

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 1, 2004

                                      /s/ Jacob Herskovits
                                      -----------------------
                                      Jacob Herskovits